Description of Securities Offered



Contingent deferred sales charge: Class C shares
You may buy Class C shares at the net asset value per share next computed after the Fund receives your purchase order without the imposition of an initial sales charge; however, Class C shares redeemed (sold) within one year of purchase is subject to a CDSC of 1% (.5% for Limited Term Bond Fund). The charge is assessed on the amount equal to the lesser of the current market value or the original purchase cost of the shares being redeemed. No CDSC is imposed on increases in account value above the initial purchase price, including shares derived from the reinvestment of dividends or capital gains distributions. Class C shares do not convert to any other class of Fund shares.

For the purpose of determining the time of any purchase, all payments during a month are aggregated and considered to have be made on the first day of that month. In processing redemptions of Class C shares, the Fund first redeems shares not subject to any CDSC, and then shares held for the shortest period of time during the one-year period. As a result, you pay the lowest possible CDSC.

                        Contingent Deferred Sales Charge
                               as a Percentage of
                         Dollar Amount Subject to Charge

                                         All Funds
    Years Since Purchase              Except Limited Term        Limited Term
       Payments Made                      Bond Fund               Bond Fund
    --------------------              -------------------        ------------
        1 year or less                       1.0%                    0.50%
        more than 1 year                      None                   None

Proceeds from the CDSC are paid to Princor Financial Services Corporation. The fees are used to help offset Princor's expenses related to providing distribution-related services to the Fund in connection with the sale of Class C shares, including the payment of compensation to broker-dealers.

Class C shares of the Cash Management Fund may be purchased only by exchange from other Class C share accounts. Class C shares do not convert into any other Class shares. Class C shares provide you the benefit of putting all your dollars to work from the time of investment, but have higher ongoing fees and lower dividends than Class A or Class B shares.